WeFunder to relaunch our Regulation CF investment opportunity: 150 Panoramic Way, our stunning Bay-view student housing asset steps from UC Berkeley!

We’ve relaunched this amazing offering on WeFunder and it’s now live! Going forward, all investments in 150 Panoramic and future Reg CF offerings from Collab must be made through WeFunder.

CLICK HERE TO INVEST NO ON WEFUNDER



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Why The Switch?

We’ve partnered with WeFunder to expand access to Reg CF offerings like 150 Panoramic for our investors. This means potentially many more great Reg CF opportunities to come with lower investment minimums, greater visibility, and the opportunity for even more investors like you to get involved.



What's special about 150 Panoramic?

✅ **Fully renovated 5-unit student housing asset**
✅ **100% leased** with dramatically increased rental revenue
✅ Panoramic view of both the **bay and city of San Francisco**
✅ **7.47% cash-on-cash return** already realized
✅ Projected **18.5% annual return**
✅ **Steps from UC Berkeley, in one of the most competitive student housing markets in the U.S.**

How to Invest on WeFunder

1. Click this link to view the offering: https://wefunder.com/150.panoramic
2. Sign up (it takes less than 2 minutes)
3. Choose how much you want to invest
4. Complete the checkout flow

If you've already invested with Collab before—amazing! You'll need to create a WeFunder account to participate in this opportunity. Don't worry, we're here to help if you need guidance.

We're excited to bring you more fractional investment opportunities via WeFunder's Reg CF platform in the future. 150 Panoramic offering is just the beginning.

Let's democratize real estate—together.

-The Team at collab.

RESPECT | FOCUS | COLLABORATION

Disclaimer:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

COLLAB ON DISCORD:

Join our **Official Collab Discord** channel to be part of the community conversation. Ask us anything, stay updated on the latest happenings, and share your valuable feedback. Our team is excited to connect and chat with you.

HAVE QUESTIONS?

Feel free to email us at support@collabhome.io and a member of our support team will be there to answer your questions.

SUPPORT CENTER

Visit our Help Center section on our website to access our Blogs, FAQ section, as well as updated Press Release information.

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Collab (USA) Capital, LLC ("Collab") operates collabhome.io (the "Site") and is not a broker-dealer or registered investment advisor. All securities-related activities are conducted through Dalmore Group LLC, a registered broker-dealer and member of FINRA/SIPC, located at 525 Green Place, Woodmere, NY 11598. You can review the brokercheck for Dalmore. An up-to-date Dalmore Form CRS is available.

By using the Platform, you accept our Terms of Service and Privacy Policy . Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. Neither Collab nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. You should confer with your personal tax advisors regarding the tax consequences based on your particular circumstances. Neither Collab nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. You should speak with your financial advisor, accountant and/or attorney when evaluating any offering. Neither Collab, CollabHome, YSMD (Collab's Series LLC), nor Dalmore makes any recommendations or provides advice about investments, and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform.

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